Exhibit 99.1

陆金所控股
LUFAX

Lufax Holding Ltd
陸金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

Stock Code: 6623
NYSE Stock Ticker: LU

2026 INTERIM REPORT

CONTENTS

CORPORATE INFORMATION

Directors

Executive Directors

Mr. Xiang JI (吉翔)
(Chief Executive Officer)
(appointed on April 1, 2026)
Mr. Yong Suk CHO (趙容奭)
(Chief Executive Officer)
(ceased to be an executive Director and Chief Executive Officer from March 31, 2026)
Mr. Tongzhuan XI (席通專)
(resigned as an executive Director with effect from July 25, 2026)

Non-executive Directors

Ms. Fangfang CAI (蔡方方)
(appointed on February 18, 2026 and resigned with effect from July 25, 2026)
Mr. Shibang GUO (郭世邦)
(resigned with effect from July 25, 2026)
Mr. Peifeng LI (李佩鋒)
(appointed on February 18, 2026 and resigned with effect from July 25, 2026)
Ms. Xin FU (付欣)
(resigned on February 17, 2026)
Mr. Yonglin XIE (謝永林)
(resigned on February 17, 2026)

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
Ms. Wai Ping Tina LEE (李蕙萍)
Mr. Koon Wing Ernest IP (葉冠榮)
(appointed on April 14, 2026)
Mr. Siu Hong CHENG (鄭小康)
(appointed on April 14, 2026)
Mr. Wai Kin CHIM (詹偉堅)
(appointed with effect from July 25, 2026)
Mr. Rusheng YANG (楊如生)
(ceased to be an independent non-executive Director on April 13, 2026)
Mr. David Xianglin LI (李祥林)
(ceased to be an independent non-executive Director on April 13, 2026)

Audit Committee

Ms. Wai Ping Tina LEE (李蕙萍)
Mr. Koon Wing Ernest IP (葉冠榮) *(Chairman)*
(appointed as the chairman on April 14, 2026)
Mr. Siu Hong CHENG (鄭小康)
(appointed as a member on April 14, 2026)
Mr. Rusheng YANG (楊如生) *(Chairman)*
(ceased to be the chairman on April 13, 2026)
Mr. David Xianglin LI (李祥林)
(ceased to be a member on April 13, 2026)

Nomination and Remuneration Committee

Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
Ms. Fangfang CAI (蔡方方)
(appointed as a member on April 14, 2026 and resigned with effect from July 25, 2026)
Ms. Wai Ping Tina LEE (李蕙萍)
Mr. Koon Wing Ernest IP (葉冠榮)
(appointed as a member with effect from July 25, 2026)
Mr. Rusheng YANG (楊如生)
(ceased to be a member on April 13, 2026)

Company Secretary

Ms. Sharon Wing Han LEUNG (梁穎嫻)

Authorized Representatives

Mr. Tongzhuan XI (席通專)
(resigned as an authorised representative with effect from July 25, 2026)
Ms. Sharon Wing Han LEUNG (梁穎嫻)
Mr. Xiang JI (吉翔)
(appointed on July 25, 2026)

Registered Office

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Head Office and Principal Place of Business in China
18th Floor, No. 1333
Lujiazui Ring Road
Pudong New District
Shanghai
People's Republic of China

Principal Place of Business in Hong Kong
Room 1920
19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

Auditor
Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

Principal Share Registrar and Transfer Office
Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

Hong Kong Share Registrar
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

Hong Kong Legal Advisor
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

Compliance Advisor
Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

Principal Banks
China CITIC Bank Corporation Limited
6–30/F, 32–42/F, Building 1, 10 Guanghua Road
Chaoyang District
Beijing, PRC

Ping An Bank Co., Ltd.
5047 Shennan Road East
Luohu District
Shenzhen, PRC

Shanghai Pudong Development Bank Co., Ltd.
12, Zhongshan Road (E-1)
Huangpu District
Shanghai, PRC

China Merchants Bank Co., Ltd.
7088 Shennan Boulevard
Futian District, Shenzhen
Guangdong Province, PRC

Bank of China Limited
No. 1 Fuxingmen Nei Dajie
Xicheng District
Beijing, PRC

Company Website
https://ir-hk.lufaxholding.com/

Listing Information and Stock Code
The Stock Exchange of Hong Kong Limited
Stock Code: 6623

New York Stock Exchange
Stock Ticker: LU

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review and Outlook

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers.

As of June 30, 2026, our total outstanding balance of loans was RMB167.3 billion, representing a decrease of 13.5% from June 30, 2025, among which our outstanding balance of consumer finance loans was RMB65.4 billion, representing an increase of 19.9% from June 30, 2025. Our new loan sales decreased from RMB106.1 billion in the first half of 2025 to RMB99.9 billion in the first half of 2026, among which volume of new consumer finance loans increased from RMB59.3 billion in the first half of 2025 to RMB66.2 billion in the first half of 2026.

In the first half of 2026, our total income decreased from RMB14,084 million in the first half of 2025 to RMB12,489 million in the first half of 2026. We recorded a net loss of RMB694 million for the first half of 2026, which changed from our net loss position of RMB519 million in the first half of 2025.

We have a strong balance sheet position. As of June 30, 2026, our net assets stood at RMB81,448 million with RMB19,213 million of cash at bank. Our consumer finance subsidiary had a capital adequacy ratio of 14.1% and our financing guarantee subsidiary had a leverage ratio of 3.2x as of the same date. Our strong capital position demonstrates our business resilience and provides a solid foundation for us to navigate through the business cycle.

In the first half of 2026, our new loan sales showed a recovery trend, with consumer finance loan volume maintaining rapid growth, while asset quality quarterly improved. The C-M3 flow rate increased from 1.1% as of December 31, 2025 to 1.2% as of March 31, 2026, and decreased to 1.0% as of June 30, 2026. The DPD 30+ delinquency rates increased from 5.6% as of December 31, 2025 to 6.1% as of March 31, 2026, and decreased to 5.8% as of June 30, 2026. The DPD 90+ delinquency rates remained constant at 3.4% as of December 31, 2025 and March 31, 2026, and increased to 3.7% as of June 30, 2026. We continued to implement a prudent business strategy. In pursuing sustainable development in the future, the key is to adopt a prudent strategy and continue to refine operations.

In the second half of 2026, we will continue to advance our strategic transformation, focusing on the following measures: (1) to establish a dedicated consumer finance team, implement a full-cycle account manager system, and launch products with more distinctive competitive advantages; (2) to enhance the quality and efficiency of our direct sales force and develop the AI tool "Digital Avatar" to empower sales across all scenarios; (3) to prioritize expanding two key customer segments — self-employed individuals and salaried employees — by building a diversified product portfolio and implementing refined, segment-specific operations; (4) to strengthen management of our existing customer base by launching the "Small-Amount Pocket Money" product to enhance customer loyalty and drive repeat borrowing of medium- and large-amount products; and (5) to enhance our ability to operate with regional differentiation and strengthen our regional competitiveness.

Total Income

	For the Six Months Ended June 30,			
	2025	**2026**		YoY
	(Unaudited)	**(Unaudited)**		
	(RMB)	***(RMB)***	***(US$)***	
	(in millions, except percentages)			
Technology platform-based income	2,887	**2,139**	**315**	(25.9%)
Net interest income	6,405	**6,939**	**1,023**	8.3%
Guarantee income	2,816	**2,341**	**345**	(16.9%)
Other income	708	**546**	**80**	(23.0%)
Investment income	1,269	**525**	**77**	(58.7%)
Share of net (loss) of investments accounted for using the equity method	—	**—**	**—**	—
Total income	14,084	**12,489**	**1,841**	(11.3%)

Our total income decreased by 11.3% from RMB14,084 million for the six months ended June 30, 2025 to RMB12,489 million for the six months ended June 30, 2026, mainly due to the decrease in overall balance scale.

Technology platform-based income. Our technology platform-based income decreased by 25.9% from RMB2,887 million for the six months ended June 30, 2025 to RMB2,139 million for the six months ended June 30, 2026 primarily due to the decrease of retail credit and enablement service fees as a result of the decrease in loan balance.

Net interest income. Our net interest income increased by 8.3% from RMB6,405 million for the six months ended June 30, 2025 to RMB6,939 million for the six months ended June 30, 2026, mainly due to the expansion of our consumer finance & microloan lending on-balance sheet loans, partially offset by the decrease in our average balance of loans originated by consolidated trust plans.

Guarantee income. Our guarantee income decreased by 16.9% from RMB2,816 million for the six months ended June 30, 2025 to RMB2,341 million for the six months ended June 30, 2026, mainly due to a decrease in the average balance of off-balance sheet loans.

Other income. Our other income decreased by 23.0% from RMB708 million for the six months ended June 30, 2025 to RMB546 million for the six months ended June 30, 2026, mainly due to a decrease in account management fees caused by decreased collections in six months ended June 30, 2026.

Investment income. Our investment income decreased by 58.7% from RMB1,269 million for the six months ended June 30, 2025 to RMB525 million for the six months ended June 30, 2026, mainly due to the combined impacts of changes in the valuation of asset and compensation received from Lufunds based on the loss sharing agreement we entered into with Lufunds.

Total Expenses

	For the Six Months Ended June 30,			
	2025	**2026**		YoY
	(Unaudited)	**(Unaudited)**		
	(RMB)	***(RMB)***	***(US$)***	
	(in millions, except percentages)			
Sales and marketing expenses	2,069	**1,702**	**251**	(17.7%)
General and administrative expenses	997	**533**	**79**	(46.5%)
Operation and servicing expenses	2,049	**1,767**	**260**	(13.7%)
Technology and analytics expenses	474	**427**	**63**	(9.9%)
Credit impairment losses	7,858	**8,654**	**1,275**	10.1%
Finance costs	83	**230**	**34**	177.8%
Other (gains)/losses — net	64	**(139)**	**(21)**	(319.2%)
Total expenses	13,593	**13,175**	**1,942**	(3.1%)

Our total expenses decreased by 3.1% from RMB13,593 million for the six months ended June 30, 2025 to RMB13,175 million for the six months ended June 30, 2026, mainly due to the optimization in operation costs by our expense control measures, partially offset by the increase in the credit impairment losses due to the weaken customer repayment capability along with the increased risk exposure.

Sales and marketing expenses. Our sales and marketing expenses decreased by 17.7% from RMB2,069 million for the six months ended June 30, 2025 to RMB1,702 million for the six months ended June 30, 2026, mainly due to the decreased new loan sales and outstanding loan balance and partially offset by the compensation for the dismissal of low productivity direct sales employees.

General and administrative expenses. Our general and administrative expenses decreased by 46.5% from RMB997 million for the six months ended June 30, 2025 to RMB533 million for the six months ended June 30, 2026, mainly due to our continuous personnel optimization and expense control measures.

Operation and servicing expenses. Our operation and servicing expenses decreased by 13.7% from RMB2,049 million for the six months ended June 30, 2025 to RMB1,767 million for the six months ended June 30, 2026 due to our expense control measures and the decrease in the loan balance.

Technology and analytics expenses. Our technology and analytics expenses decreased by 9.9% from RMB474 million for the six months ended June 30, 2025 to RMB427 million for the six months ended June 30, 2026 due to our improved efficiency and the expense control measures we adopted.

Credit impairment losses. Our credit impairment losses increased by 10.1% from RMB7,858 million for the six months ended June 30, 2025 to RMB8,654 million for the six months ended June 30, 2026, mainly due to the increase in the actual losses, partially offset by the decrease in the provision of loans and receivables.

Finance costs. Our finance costs increased by 177.8% from RMB83 million for the six months ended June 30, 2025 to RMB230 million for the six months ended June 30, 2026, mainly due to the combined effect of the increased loan interest expenses and decreased deposit interest income.

Other (gains)/losses — net. Our other gain was RMB139 million for the six months ended June 30, 2026, compared to RMB64 million other loss for the six months ended June 30, 2025, mainly due to the increase of foreign exchange gains and governmental revenue rebates we recognized in 2026.

Income Tax Expense

Our income tax expense decreased by 99.1% from RMB1,010 million for the six months ended June 30, 2025 to RMB9 million for the six months ended June 30, 2026, mainly due to the combined effect of one-time occurred withholding tax of RMB633 million in 2025 and a reduction in pre-tax profit of RMB1.2 billion in the six months ended June 30, 2026.

Net Loss

Our net loss was RMB694 million for the six months ended June 30, 2026, compared to the net loss of RMB519 million for the six months ended June 30, 2025, as a result of the aforementioned factors.

Balance Sheet

We had RMB19,213 million in cash at bank as of June 30, 2026, as compared to RMB27,891 million as of June 30, 2025. Net assets of the Company amounted to RMB81,448 million as of June 30, 2026, as compared to RMB83,100 million as of June 30, 2025.

Liquidity and Capital Resources

For the six months ended June 30, 2026, (i) our net cash used in operating activities was RMB576 million, primarily due to the payment of guarantee indemnity payments and loan business, partially offset by collected service fees from the core retail credit and enablement business and the decrease of the loan scale; (ii) our net cash generated from investing activities was RMB1,505 million, primarily due to proceeds from sale of investment assets, which exceeded payment for acquisition of investment assets; and (iii) our net cash used in financing activities was RMB1,959 million, primarily due to repayment of borrowings, partially offset by proceeds from borrowings.

For the corresponding period of 2025, (i) our net cash generated from operating activities was RMB5,409 million; (ii) our net cash used in investing activities was RMB2,810 million; and (iii) our net cash used in financing activities was RMB1,159 million.

As of June 30, 2026, our cash and cash equivalents were primarily denominated in RMB or USD.

Borrowings and Other Indebtedness

As of June 30, 2026, we had RMB57,548 million unsecured bank borrowings and 7,442 million secured bank borrowings. Our borrowings with fixed interest rates ranging from 1.7% to 3.8% per annum amounted to RMB64,790 million as of the same date.

As of June 30, 2026, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to RMB6,654 million.

Pledge of Assets

As of December 31, 2025 and June 30, 2026, the carrying amount of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market amounted to RMB1,030 million and RMB389 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2025 and June 30, 2026, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool amounted to RMB1,139 million and RMB1,538 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2025, and June 30, 2026, the carrying amount of treasury bills pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group amounted to RMB136 million and RMB435 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

Save as disclosed above and for the deposits for borrowings pledged for secured borrowings as disclosed in Note 13(b) to the interim condensed consolidated financial information, as of June 30, 2026, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets.

Gearing Ratio

As of June 30, 2026, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings, convertible promissory note payable) was 88.3%.

Significant Investments

As of June 30, 2026, we did not hold any significant investments (including any investments in an investee company with a value of 5% or more of our total assets as of June 30, 2026).

Material Acquisitions and Disposals

From the Listing Date up to the date of this interim report, during the normal course of business, the Group subscribed for wealth management products from various independent third party financial institutions. A summary of the subscriptions, which are subject to announcement and/or Shareholders' approval requirements (as the case may be) pursuant to Chapter 14 of the Listing Rules, are set out in the 2024 Annual Report of the Company published on February 15, 2026 and further details regarding the subscription of wealth management products are set out in the Company's announcement dated February 15, 2026.

Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the six months ended June 30, 2026.

Future Plans for Material Investments or Capital Assets

We did not have any future plans for material investments or capital assets as of June 30, 2026.

Contingent Liabilities

As of June 30, 2026, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB55,142 million.

Other than disclosed above, we also made disclosure in Note 26 to the financial statements on contingent liabilities.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB17 million for the six months ended June 30, 2026. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. As of June 30, 2026, we had no capital commitments.

Risk Management

Foreign Exchange Risk

Foreign exchange risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies' functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group enters forward contracts to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB of the overseas subsidiaries.

Our subsidiaries are mainly operating in the PRC with most of the transactions denominated in RMB. We consider that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

Interest Rate Risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest on floating rate instruments is repriced at intervals of one year or less. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Employees and Remuneration

As of June 30, 2026, we had a total of 29,136 full-time employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2026:

Function	Number of Employees
Sales and marketing	20,829
Credit assessment	884
Post-origination services	4,056
General and administrative	2,375
Technology and research	451
Other	541
Total	**29,136**

For the six months ended June 30, 2026, our employee benefit expenses amounted to RMB2,510 million as compared to RMB3,328 million for the six months ended June 30, 2025.

As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results. We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

We have adopted the 2014 Share Incentive Plan (expired and terminated in December 2024) and the 2019 Performance Share Unit Plan.

Recent Developments after the Reporting Period

Independent Investigations and Improvement of Internal Control

As disclosed in the announcements of the Company dated January 27, 2025, April 24, 2025, October 24, 2025, January 27, 2026, April 27, 2026 and July 24, 2026 (the "**Announcements**"), as well as in the annual report of the Company for the year ended December 31, 2024 published on February 15, 2026 and the annual report of the Company for the year ended December 31, 2025 published on April 30, 2026, the Company has been responding to concerns raised by PwC regarding certain possible related party transactions (the "**Subject Transactions**") and to certain inquiries by the Stock Exchange relating to these matters. The Company has also taken various remedial actions in response to the findings of the independent and supplemental investigations conducted under the direction of the Audit Committee. As of the date of this interim report, the Company's response to certain inquiries and comments received from the Hong Kong Stock Exchange continues.

Please refer to the Announcements for further details of the Subject Transactions and the related investigations.

CORPORATE GOVERNANCE AND OTHER INFORMATION

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the Shareholders and to enhance corporate value and accountability.

Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations

As of June 30, 2026, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Interest in Associated Corporation

Name of director	Nature of interest	Name of Associated corporation	Class of shares	Number of shares interested[1]	Approximate percentage of shareholding interest in the relevant class of shares[1]	Long position/ Short position
Ms. Fangfang CAI (蔡方方)	Beneficial Owner/ Other[2]	Ping An Insurance	A shares	1,605,643[2]	0.015%	Long position
	Other[3]	Ping An Insurance	H Shares	677,667[3]	0.009%	Long position
Mr. Shibang GUO (郭世邦)	Other[4]	Ping An Insurance	A shares	14,108[4]	0.00%	Long position
	Other[5]	Ping An Insurance	H shares	353,569[5]	0.00%	Long position
Mr. Peifeng LI (李佩鋒)	Beneficial Owner/ Other[6]	Ping An Insurance	A shares	28,795[6]	0.00%	Long position
		Ping An Insurance	H shares	12,978[6]	0.00%	Long position
Mr. Dicky Peter YIP (葉迪奇)	Beneficial owner	Ping An Insurance	H shares	3,000	0.00%	Long position

(1) The calculation is based on number of 7,447,576,912 H shares issued and 10,762,657,695 A shares issued as of June 30, 2026 of Ping An Insurance.

(2) This represents 790,124 A shares of Ping An Insurance beneficially owned by Ms. Fangfang CAI and 815,519 A shares of Ping An Insurance granted to Ms. Fangfang CAI as part of her payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(3) This represents 677,667 H shares of Ping An Insurance granted to Ms. Fangfang CAI as part of her payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(4) This represents 14,108 A shares of Ping An Insurance granted to Mr. Shibang GUO as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(5) This represents 353,569 H shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(6) This represents 4,000 A shares of Ping An Insurance beneficially owned by Mr. Peifeng LI, 24,795 A shares of Ping An Insurance and 12,978 H shares of Ping An Insurance granted to Mr. Peifeng LI as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

Save as disclosed above, as of June 30, 2026, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company's associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange.

Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company

As of June 30, 2026, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this Interim Report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of shareholding interest[1]	Long position/ Short position
An Ke Technology[2]	Beneficial owner	764,894,583	44.13%	Long position
Ping An Overseas Holdings[2]	Beneficial owner	393,795,905	22.72%	Long position
Ping An Financial Technology[2]	Interest in controlled corporations	764,894,583	44.13%	Long position
Ping An Insurance[2]	Interest in controlled corporations	1,158,690,488	66.85%	Long position
Tun Kung Company Limited[3]	Beneficial interest	119,034,498	6.87%	Long position
		20,000,000	1.15%	Short position
Tongjun Investment Company Limited[3]	Interest in controlled corporations	119,034,498	6.87%	Long position
		20,000,000	1.15%	Short position
Mr. Wenwei DOU[3]	Interest in controlled corporations	119,034,498	6.87%	Long position
		20,000,000	1.15%	Short position
Ms. Wenjun Wang[3]	Interest in controlled corporations	119,034,498	6.87%	Long position
		20,000,000	1.15%	Short position

Notes:

(1) The calculation is based on the total number of 1,733,377,784 Shares issued and outstanding as of June 30, 2026 (excluding the Pre-IPO Treasury Shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans).

(2) Represents 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of June 30, 2026, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. In the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the Scrip Dividend Scheme in relation to the special dividend announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD2.32 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of June 30, 2026. As a result of the above adjustment to the conversion price, as of June 30, 2026, the Ping An Convertible Promissory Notes could be converted into an aggregate of 421,077,586 Shares, representing approximately 24.3% of the total issued and outstanding Shares as of the same date. see the section headed "Equity-Linked Agreements" in this Interim Report and the section headed "History and Corporate Structure — Major Shareholding Changes of the Company and Our Principal Subsidiaries — Shareholding changes of the Company — Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology" in the Listing Document.

(3) The long position represents 119,034,498 Shares held by Tun Kung Company Limited, a BVI company, including, as of June 30, 2026, the interest in 32,301,611 Shares which derives from ADSs. The short position represents 10,000,000 ADSs as of June 30, 2026, which represent 20,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of June 30, 2026, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited's shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

Save as disclosed above, as of June 30, 2026, as far as is known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Incentive Plans

We adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. In addition, we adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules.

For details of our Share Incentive Plans, please see "Statutory and General Information — D. Share Incentive Plans" in Appendix IV to the Listing Document and "Directors' Report — Share Incentive Plans" in the Annual Report 2025.

Options and PSUs Available for Grant Under the Share Incentive Plans

The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares.

As of January 1, 2026, 12,710,339 Shares (equivalent to 6,355,169 ADSs) were available for future grant under the scheme mandate limit under the Share Incentive Plans and 2,679,316 Shares (equivalent to 1,339,658 ADSs) were available for future grant under the service provider sublimit under the Share Incentive Plans.

As of June 30, 2026, 12,710,339 Shares (equivalent to 6,355,169 ADSs) were available for future grant under the scheme mandate limit under the Share Incentive Plans and 2,679,316 Shares (equivalent to 1,339,658 ADSs) were available for future grant under the service provider sublimit under the Share Incentive Plans.

Maximum Number of Shares Available for Issue

The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 8,072,818 Shares as of June 30, 2026, representing approximately 0.47% of the weighted average number of Shares issued and outstanding for the six months ended June 30, 2026.

2014 Share Incentive Plan

The Company did not grant further options under the 2014 Share Incentive Plan during the six months ended June 30, 2026. Details of the movements of the options granted under the 2014 Share Incentive Plan during the six months ended June 30, 2026 are as follows:

Name or category of the Grantee	Position	Date of grant	Vesting period	Date of expiration	Exercise price for options (per Share in RMB)	Number of options outstanding as of January 1, 2026	Number of options exercised during the six months ended June 30, 2026	Exercise price for options exercised during the six months ended June 30, 2026 (per Share in RMB)	Weighted average closing price of Shares immediately before the date of exercise	Number of options cancelled during the six months ended June 30, 2026	Exercise price for options cancelled during the six months ended June 30, 2026 (per Share in RMB)	Number of options lapsed during the six months ended June 30, 2026	Number of options outstanding as of June 30, 2026
Yong Suk CHO (趙容奭)[2]	Executive Director and Chief Executive Officer	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027	98.06–118.0	500,000	—	—	—	—	—	100,000	400,000
Other Employees (in aggregate)	—	August 16, 2014 to November 27, 2018	1 year to 4 years	August 16, 2024 to November 27, 2028	8.00–118.0	7,447,104	—	—	—	—	—	1,440,223	6,006,881
Service Provider Participants (in aggregate)	—	December 22, 2014 to March 19, 2018	4 years	December 22, 2024 to March 19, 2028	8.0–118.0	878,968	—	—	—	—	—	46,211	832,757
Total						**8,826,072**	**–**	**–**	**–**	**–**	**–**	**1,586,434**	**7,239,638**

Note:

(1) No consideration is required to be paid for the grant of options.

(2) Mr. Yong Suk CHO ceased to be an executive Director and Chief Executive Officer from March 31, 2026.

2019 Performance Share Unit Plan

The Company did not grant further performance share units ("**PSUs**", or each "**PSU**") under the 2019 Performance Share Unit Plan during the six months ended June 30, 2026. Details of the movements of the PSUs granted under the 2019 Performance Share Unit Plan during the six months ended June 30, 2026 are as follows:

Name or category of the Grantee	Position	Date of grant	Unlocking period	Date of expiration	Purchase price	Number of unvested PSUs as of January 1, 2026	Number of PSUs vested during the six months ended June 30, 2026	Weighted average closing price of Shares immediately before the date of vesting	Number of PSUs lapsed during the six months ended June 30, 2026	Number of PSUs unvested as of June 30, 2026
Yong Suk CHO (趙容奭)[2]	Executive Director and Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	13,575	–	–	–	13,575
Other Employees (in aggregate)	–	May 1, 2020 and November 1, 2021	4 years	May 1, 2030 and November 1, 2031	Nil	676,137	–	–	–	676,137
Service Provider Participants (in aggregate)	–	May 1, 2020 and September 1, 2021	4 years	May 1, 2030 and September 1, 2031	Nil	143,468	–	–	–	143,468
Total						**833,180**	**–**	**–**	**–**	**833,180**

Notes:

(1) No consideration is required to be paid for the grant of PSUs.

(2) Mr. Yong Suk CHO ceased to be an executive Director and Chief Executive Officer from March 31, 2026.

Changes in Directors' Information

The changes in Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below:

Name of Director	Details of Change
Mr. Xiang JI (吉翔)	Mr. Xiang JI was appointed as an authorised representative on July 25, 2026.
Mr. Tongzhuan XI (席通專)	Mr. Tongzhuan XI resigned as an executive Director and authorised representative from July 25, 2026.
Ms. Fangfang CAI (蔡方方)	Ms. Fangfang CAI resigned as a non-executive Director and a member of the nomination and remuneration committee from July 25, 2026.
Mr. Shibang GUO (郭世邦)	Mr. Shibang GUO resigned as a non-executive Director from July 25, 2026.
Mr. Peifeng LI (李佩鋒)	Mr. Peifeng LI resigned as a non-executive Director from July 25, 2026.
Mr. Wai Kin CHIM (詹偉堅)	Mr. Wai Kin CHIM was appointed as an independent non-executive Director on July 25, 2026.
Mr. Dicky Peter YIP (葉迪奇)	The Board has, with the recommendation of the Nomination and Remuneration Committee, determined to provide an additional allowance of HK$100,000 per annum, payable on a monthly basis, to Mr. Dicky Peter YIP in recognition of his professional contributions and the responsibilities he undertakes. Following the remuneration adjustment, effective from July 1, 2026, Mr. YIP's compensation totals to HK$2.1 million per annum. Such adjustment applies only to the annual allowance and does not affect the terms or amount of the existing one-off special award, namely, the one-off special award of HK$1.5 million payable upon the completion of Mr. YIP's three-year term of service.
Ms. Wai Ping Tina LEE (李蕙萍)	The Board has, with the recommendation of the Nomination and Remuneration Committee, determined to provide an additional allowance of RMB100,000 per annum, payable on a quarterly basis, to Ms. Wai Ping Tina LEE in recognition of her professional contributions and the responsibilities she undertakes. Following the remuneration adjustment, effective from July 1, 2026, Ms. LEE's compensation totals to RMB600,000 per annum.

Name of Director	Details of Change
Mr. Koon Wing Ernest IP (葉冠榮)	The Board has, with the recommendation of the Nomination and Remuneration Committee, determined to provide an additional allowance of RMB100,000 per annum, payable on a quarterly basis, to Mr. Koon Wing Ernest IP in recognition of his professional contributions and the responsibilities he undertakes. Following the remuneration adjustment, effective from July 1, 2026, Mr. IP's compensation totals to RMB600,000 per annum.
Mr. Siu Hong CHENG (鄭小康)	The Board has, with the recommendation of the Nomination and Remuneration Committee, determined to provide an additional allowance of RMB100,000 per annum, payable on a quarterly basis, to Mr. Siu Hong CHENG in recognition of his professional contributions and the responsibilities he undertakes. Following the remuneration adjustment, effective from July 1, 2026, Mr. CHENG's compensation totals to RMB600,000 per annum.

Save as disclosed above, there are no other changes in the Directors' biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Share Repurchase Program

For the six months ended June 30, 2026, we did not have any share repurchase program.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange or the NYSE (including sale of treasury shares) during the six months ended June 30, 2026.

Compliance with the Code on Corporate Governance

During the six months ended June 30, 2026, we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting that the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code during the six months ended June 30, 2026.

Audit Committee

From January 1, 2026 to April 13, 2026, the Audit Committee consisted of Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE. From April 14, 2026 onwards, the Audit Committee consists of Mr. Koon Wing Ernest IP, Ms. Wai Ping Tina LEE and Mr. Siu Hong CHENG. Mr. Koon Wing Ernest IP is the chairman of the Audit Committee and is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules. The primary duties of the Audit Committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. Our Audit Committee has reviewed this report and our unaudited condensed consolidated interim financial information for the six months ended June 30, 2026.

In addition, the independent auditor of the Company, Ernst & Young, has reviewed our unaudited condensed consolidated interim financial information for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Semi-Annual Dividend

The Board did not recommend the distribution of an semi-annual dividend for the six months ended June 30, 2026.

Exchange Rate Conversion

Our reporting currency is Renminbi. This interim report contains translations of financial data in Renminbi amounts into U.S. dollars at specific rate solely for the convenience of the reader. Unless otherwise stated, all translations of financial data in Renminbi into U.S. dollars and from U.S. dollars into Renminbi in this interim report were made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 set forth in the H.10 statistical release of the Federal Reserve Board as extracted from the website of the Federal Reserve Board.

Approval of Interim Report

This interim report of the Group for the six months ended June 30, 2026 was approved and authorized for issue by the Board on August 18, 2026.

Safe Harbor Statement

This interim report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. These forward-looking statements include, but are not limited to, statements about the Company's goals and strategies; the Company's future business development, financial condition and results of

operations; expected changes in the Company's income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company's expectations regarding demand for, and market acceptance of, its services; the Company's expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC and the Stock Exchange. All information provided in this interim report is as of the date of this interim report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

INDEPENDENT REVIEW REPORT

To the board of directors of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 25 to 66, which comprises the condensed consolidated statement of financial position of Lufax Holding Ltd (the "Company") and its subsidiaries (the "Group") as at June 30, 2026 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34") as issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* as issued by the International Auditing and Assurance Standards Board. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

Hong Kong
August 18, 2026

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	For the six months ended June 30, 2025 (Unaudited) RMB'000	**2026 (Unaudited) RMB'000**
Technology platform-based income	6	2,886,548	**2,139,006**
Net interest income	7	6,404,677	**6,938,771**
Guarantee income		2,815,970	**2,341,226**
Other income	8	708,182	**545,648**
Investment income		1,268,872	**524,506**
Total income		14,084,249	**12,489,157**
Sales and marketing expenses	9	(2,068,958)	**(1,702,098)**
General and administrative expenses	9	(996,698)	**(533,168)**
Operation and servicing expenses	9	(2,048,817)	**(1,767,339)**
Technology and analytics expenses	9	(474,339)	**(427,495)**
Credit impairment losses	10	(7,858,211)	**(8,654,238)**
Finance costs		(82,680)	**(229,681)**
Other gain/(loss) — net		(63,586)	**139,400**
Total expenses		(13,593,289)	**(13,174,619)**
Profit/(loss) before income tax expense		490,960	**(685,462)**
Less: Income tax expense	11	(1,009,935)	**(8,807)**
Net loss for the period		(518,975)	**(694,269)**
Net profit/(loss) attributable to:			
Owners of the Company		(767,235)	**(895,889)**
Non-controlling interests		248,260	**201,620**
		(518,975)	**(694,269)**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

	Notes	For the six months ended June 30, 2025 (Unaudited) RMB'000	2026 (Unaudited) RMB'000
Other comprehensive income/(loss), net of tax:			
Items that may be reclassified to profit or loss in subsequent periods			
— Exchange differences on translation of foreign operations		(7,925)	**47,667**
— Change in fair value of financial assets through other comprehensive income		2,049	**(21,619)**
Items that will not be reclassified to profit or loss in subsequent periods			
— Exchange differences on translation of foreign operations to the presentation currency		27,537	**78,438**
Other comprehensive income, net of tax		21,661	**104,486**
Total comprehensive loss for the period		(497,314)	**(589,783)**
Total comprehensive loss attributable to:			
Owners of the Company		(745,486)	**(791,255)**
Non-controlling interests		248,172	**201,472**
		(497,314)	**(589,783)**
Loss per share (expressed in RMB per share)			
— Basic loss per share	12	(0.44)	**(0.52)**
— Diluted loss per share	12	(0.44)	**(0.52)**
— Basic loss per ADS	12	(0.88)	**(1.04)**
— Diluted loss per ADS	12	(0.88)	**(1.04)**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As of December 31, 2025 (Audited) RMB'000	As of June 30, 2026 (Unaudited) RMB'000
ASSETS			
Cash at bank	13	22,086,187	**19,212,913**
Restricted cash	13	19,035,154	**17,172,831**
Financial assets held under resale agreements	14	1,577,029	**62,003**
Financial assets at fair value through profit or loss	15	34,666,573	**33,358,855**
Financial assets at fair value through other comprehensive income	16	6,182,229	**7,807,536**
Financial assets at amortized cost	17	—	**725,829**
Accounts and other receivables and contract assets	18	4,240,132	**3,259,862**
Loans to customers	19	102,290,974	**102,244,031**
Deferred tax assets		6,978,651	**7,898,793**
Property and equipment		54,137	**50,198**
Intangible assets		911,603	**907,856**
Right-of-use assets		265,523	**220,513**
Goodwill		9,169,031	**9,159,144**
Other assets		657,424	**619,479**
Total assets		208,114,647	**202,699,843**
LIABILITIES			
Payable to platform investors		667,794	**554,805**
Borrowings	20	63,535,913	**65,373,940**
Customer deposits	21	9,456,934	**11,806,199**
Current income tax liabilities		396,643	**423,459**
Accounts and other payables and contract liabilities	22	7,557,062	**6,445,209**
Payable to investors of consolidated structured entities		28,921,222	**21,992,967**
Financing guarantee liabilities	23	5,647,343	**5,093,690**
Deferred tax liabilities		297,931	**229,278**
Lease liabilities		259,764	**217,281**
Convertible promissory notes payable		6,503,803	**6,542,811**
Financial assets sold under repurchase agreements	24	1,662,008	**1,412,301**
Other liabilities		1,167,155	**1,159,713**
Total liabilities		126,073,572	**121,251,653**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

	Notes	As of December 31, 2025 (Audited) RMB'000	As of June 30, 2026 (Unaudited) RMB'000
EQUITY			
Share capital		117	**117**
Share premium		27,027,931	**27,027,931**
Treasury shares		(5,642,768)	**(5,642,768)**
Other reserves		1,746,502	**1,848,034**
Retained earnings		56,698,381	**55,802,492**
Total equity attributable to owners of the Company		79,830,163	**79,035,806**
Non-controlling interests		2,210,912	**2,412,384**
Total equity		82,041,075	**81,448,190**
Total liabilities and equity		208,114,647	**202,699,843**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent							
For the six months ended June 30, 2025	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of December 31, 2024 (Audited)	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757
Net profit/(loss) for the period	—	—	—	—	(767,235)	(767,235)	248,260	(518,975)
Other comprehensive income/(loss)	—	—	—	21,749	—	21,749	(88)	21,661
Total comprehensive income/(loss) for the period	—	—	—	21,749	(767,235)	(745,486)	248,172	(497,314)
Exercise of share-based payment	—	85	—	(85)	—	—	—	—
Long-term service plan	—	—	—	(639)	—	(639)	—	(639)
Share-based payment	—	—	—	255	—	255	8	263
As of June 30, 2025 (Unaudited)	117	27,027,931	(5,642,768)	1,612,728	58,028,824	81,026,832	2,073,235	83,100,067

The accompanying notes are an integral part of the interim condensed consolidated financial information.

For the six months ended June 30, 2026	Attributable to owners of the parent							
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of December 31, 2025 (Audited)	**117**	**27,027,931**	**(5,642,768)**	**1,746,502**	**56,698,381**	**79,830,163**	**2,210,912**	**82,041,075**
Net profit/(loss) for the period	–	–	–	–	(895,889)	(895,889)	201,620	(694,269)
Other comprehensive income/(loss)	–	–	–	104,634	–	104,634	(148)	104,486
Total comprehensive income/(loss) for the period	–	–	–	104,634	(895,889)	(791,255)	201,472	(589,783)
Long-term service plan	–	–	–	(3,102)	–	(3,102)	–	(3,102)
As of June 30, 2026 (Unaudited)	**117**	**27,027,931**	**(5,642,768)**	**1,848,034**	**55,802,492**	**79,035,806**	**2,412,384**	**81,448,190**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Cash flows from operating activities		
Cash generated from operating activities	6,467,621	**462,014**
Income tax paid	(1,058,492)	**(1,037,907)**
Net cash generated from/(used in) operating activities	5,409,129	**(575,893)**
Cash flows from investing activities		
Proceeds from sale of investment assets	26,258,042	**35,158,261**
Proceeds from sale of property and equipment	193	**102**
Net cash used in acquisition of subsidiaries	(3,250)	**(250)**
Net cash inflow from disposal of subsidiaries	466	**50**
Interest received on investment assets	727,108	**460,801**
Payment for acquisition of investment assets	(29,778,934)	**(34,096,667)**
Payment for property and equipment and other long-term assets	(13,703)	**(17,327)**
Net cash generated from/(used in) investing activities	(2,810,078)	**1,504,970**
Cash flows from financing activities		
Proceeds from exercise of share-based payment	129	**—**
Proceeds from borrowings	4,681,600	**1,856,000**
Repayment of borrowings	(5,443,836)	**(3,465,005)**
Payment for lease liabilities	(116,620)	**(88,487)**
Payment for interest expenses	(280,441)	**(210,257)**
Payment for dividend declared	—	**(51,294)**
Net cash used in financing activities	(1,159,168)	**(1,959,043)**
Effect of exchange rate changes on cash and cash equivalents	(17,695)	**(45,204)**
Net increase/(decrease) in cash and cash equivalents	1,422,188	**(1,075,170)**
Add: Cash and cash equivalents at the beginning of the period	11,798,435	**11,089,073**
Cash and cash equivalents at the end of the period	13,220,623	**10,013,903**

The accompanying notes are an integral part of the interim condensed consolidated financial information.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the Six Months Ended June 30, 2026

1. General information

Lufax Holding Ltd (the "Company") was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is maintained by Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements ("Consolidated Affiliated Entities") (collectively referred to as the "Group") are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People's Republic of China (the "PRC").

This interim condensed consolidated financial information is presented in RMB and all values are rounded to the nearest thousand (RMB'000) except when otherwise stated.

This interim condensed consolidated financial information was not audited.

The interim condensed consolidated financial information was approved and authorized for issue by the Board of Directors of the Company on August 18, 2026.

2. Basis of preparation

This interim condensed consolidated financial information for the six months ended June 30, 2026 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" issued by the International Accounting Standards Board ("IASB").

The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements. Accordingly, this interim condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

3. Material accounting policies

The accounting policies used in the preparation of the interim condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended December 31, 2025, except for the adoption of amended IFRS accounting standards as set out in note 3.1.

3. Material accounting policies (Continued)

3.1 New amendments adopted by the Group

The Group has adopted *the following amended IFRS Accounting Standards* for the first time for the current year's financial statements.

Amendments to IFRS 9 and IFRS 7	***Amendments to the Classification and Measurement of Financial Instruments***
Amendments to IFRS 9 and IFRS 7	***Contracts Referencing Nature-dependent Electricity***
Annual Improvements to IFRS Accounting Standards — Volume 11	***Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7***

The nature and impact of the amended IFRS Accounting Standards are described below:

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments clarify that a financial asset is derecognized when the entity's rights to the contractual cash flows expire or are transferred, while a financial liability is derecognized on the settlement date. The amendments introduce an accounting policy option to derecognize a financial liability that is settled through an electronic payment system before the settlement date if specified criteria are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets with environmental, social and governance and other similar contingent features. Moreover, the amendments clarify the requirements for classifying financial assets with non-recourse features and contractually linked instruments. The amendments also include additional disclosures for investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. Since the Group's accounting policy for the derecognition of financial assets and liabilities in prior years aligned with the amendments and the Group did not have the financial assets that were addressed by the amendments, the amendments did not have any impact on the interim condensed consolidated financial information. The Group will provide additional disclosures for its equity investments designated at fair value through other comprehensive income in the Group's consolidated financial statements for the year ending 31 December 2026.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity clarify the application of the "own-use" requirements for in-scope contracts and amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts. The amendments also include additional disclosures that enable users of financial statements to understand the effects these contracts have on an entity's financial performance and future cash flows. As the Group did not have any contracts that are in the scope of the amendments, the amendments did not have any impact on the interim condensed consolidated financial information.

3. Material accounting policies (Continued)

3.1 New amendments adopted by the Group (Continued)

Annual Improvements to IFRS Accounting Standards — Volume 11 set out narrow scope amendments to IFRS 1, IFRS 7 (and the accompanying Guidance on implementing IFRS 7), IFRS 9, IFRS 10 and IAS 7. The amendments include clarifications, simplifications, corrections or changes to improve consistency in the corresponding IFRS Accounting Standards. The amendments did not have any impact on the interim condensed consolidated financial information.

3.2 New amendments that are relevant to the Group not yet adopted by the Group

		Effective for the annual periods beginning on or after
IFRS 18	*Presentation and Disclosure in Financial Statements*	January 1, 2027
IFRS 19 and its amendments	*Subsidiaries without Public Accountability: Disclosures*	January 1, 2027
IFRS 20	*Regulatory Assets and Regulatory Liabilities*	January 1, 2029
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*	To be determined
Amendments to IAS 21	*Translation to a Hyperinflationary Presentation Currency*	January 1, 2027

The adoption of the above standards and amendments will not expect to have significant impact on the operating results, comprehensive income and financial position of the Group.

4. Critical accounting estimates and judgments

The preparation of the interim condensed consolidated financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial information, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements of the Group as of and for the year ended December 31, 2025.

5. Financial instruments and risks

The Group's activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. Risk management is carried out by the senior management of the Group.

The interim condensed consolidated financial information does not include all the information of financial risk management and disclosures required in the annual financial statements, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025.

5.1 Measurement of expected credit loss ("ECL")

The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators including gross domestic product ("GDP"), customer price index ("CPI"), broad measure of money supply ("M1") and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with probability of default ("PD") is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the six months ended June 30, 2026.

The Group regularly evaluates and forecasts these macro-economic indicators to provide best estimates for the future, and regularly evaluates the results. The Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss. Similar to other economic forecasts, the estimates of economic indicators have high inherent uncertainties, actual results may have significant differences with estimates. The Group considered the estimates above represented the optimal estimation of possible outcomes. The weighted credit loss above is calculated by multiplying the expected credit loss under each scenario by relative weightings.

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually as of year end, and regularly evaluates the results based on changes in macro-economics.

5.2 Fair value estimation

The Group's policies are consistent with those described in the consolidated financial statements for the year ended December 31, 2025 for determining and disclosing the fair value of financial instruments by valuation techniques. No significant changes were made to the fair value valuation techniques since December 31, 2025.

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2025	Level 1 (Audited) RMB'000	Level 2 (Audited) RMB'000	Level 3 (Audited) RMB'000	Total (Audited) RMB'000
Financial assets at fair value through other comprehensive income				
Treasury bills	3,548,798	—	—	3,548,798
Certificates of deposits	2,067,547	—	—	2,067,547
Other debt securities	565,884	—	—	565,884
	6,182,229	—	—	6,182,229
Financial assets at fair value through profit or loss				
Debt securities	—	12,490,805	—	12,490,805
Wealth management products	—	11,430,637	—	11,430,637
Mutual funds	2,918,741	—	—	2,918,741
Structured deposits	—	2,434,136	—	2,434,136
Private funds and other equity investments	—	—	567,274	567,274
Trust plans	—	94,813	382,448	477,261
Others debt investments	—	—	4,347,719	4,347,719
	2,918,741	26,450,391	5,297,441	34,666,573
Derivative instruments				
Cross currency swap	—	(5,239)	—	(5,239)
Total	9,100,970	26,445,152	5,297,441	40,843,563

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy: (Continued)

As of June 30, 2026	Level 1 (Unaudited) RMB'000	Level 2 (Unaudited) RMB'000	Level 3 (Unaudited) RMB'000	Total (Unaudited) RMB'000
Financial assets at fair value through other comprehensive income				
Treasury bills	3,319,023	—	—	3,319,023
Certificates of deposits	3,436,010	—	—	3,436,010
Other debt securities	1,052,503	—	—	1,052,503
	7,807,536	—	—	7,807,536
Financial assets at fair value through profit or loss				
Debt securities	—	14,188,455	—	14,188,455
Wealth management products	—	9,664,056	—	9,664,056
Mutual funds	2,431,223	—	—	2,431,223
Structured deposits	—	1,713,400	—	1,713,400
Private funds and other equity investments	—	—	578,717	578,717
Trust plans	—	126,162	345,094	471,256
Other debt investments	—	—	4,311,748	4,311,748
	2,431,223	25,692,073	5,235,559	33,358,855
Total	10,238,759	25,692,073	5,235,559	41,166,391

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

The following table presents the changes in Level 3 instruments for the six months ended June 30, 2026:

	For the six months ended June 30, 2026 RMB'000
As of December 31, 2025 (Audited)	**5,297,441**
Additions	**527,489**
Disposal	**(657,629)**
Gains or losses recognized in profit or loss	**68,258**
As of June 30, 2026 (Unaudited)	**5,235,559**

All unrealized gains or losses of Level 3 instruments for the period are recognized in investment income/(loss).

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2025 and June 30, 2026, the Level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as of each reporting date. The determination of discount rate involved critical estimates and judgments by the management.

As of June 30, 2026, the discount rates used to determine fair value of Level 3 instruments ranged from 0.96% to 12.84% (December 31, 2025: 1.22% to 13.25%). The table below illustrates the carrying amount of the Level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax expense for the year ended December 31, 2025 and the six months ended June 30, 2026, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

5. Financial instruments and risks (Continued)

5.2 Fair value estimation (Continued)

Fair value measurements using significant unobservable input: (Continued)

	As of	
	December 31, 2025	**June 30, 2026**
	(Audited)	**(Unaudited)**
	RMB'000	**RMB'000**
Discounted cash flow method	5,225,180	**5,153,324**
Expected changes in profit/(loss) before income tax expense		
+100 basis points	(97,831)	**(71,790)**
-100 basis points	102,194	**74,410**

6. Technology platform-based income

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Technology platform-based income		
Retail credit and enablement service fees (a)	2,846,013	**2,087,867**
Other technology platform-based income	40,535	**51,139**
	2,886,548	**2,139,006**

(a) Retail credit and enablement service fees

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Loan enablement service fees and referral income from platform service	617,226	**491,243**
Post-origination service fees	2,228,787	**1,596,624**
	2,846,013	**2,087,867**

7. Net interest income

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Loans originated by consolidated trust plans		
Interest income	3,900,889	**2,622,756**
Interest expenses	(961,821)	**(407,958)**
Net interest income from loans originated by consolidated trust plans	2,939,068	**2,214,798**
Loans originated by financial institutions (a)		
Interest income	4,074,163	**5,361,524**
Interest expenses	(608,554)	**(637,551)**
Net interest income from loans originated by financial institutions (a)	3,465,609	**4,723,973**
Total net interest income	6,404,677	**6,938,771**

(a) Financial institutions include Ping An Consumer Finance Co., Ltd., microloan lending companies subsidiaries of the Company and Ping An Digital Bank (International) Limited ("Ping An Digital Bank", formerly known as Ping An OneConnect Bank (Hong Kong) Limited).

8. Other income

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Account management service fees	584,900	**419,133**
Others	123,282	**126,515**
	708,182	**545,648**

9. Expenses by nature

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Employee benefit expenses (Note 9.1)	3,327,706	**2,510,368**
Loan origination and servicing expenses	827,679	**769,055**
Outsourcing service expenses	414,402	**337,818**
Depreciation of right-of-use assets	106,483	**87,427**
Taxes and surcharges	131,139	**95,384**
Depreciation of property and equipment	27,845	**18,764**
Amortization of intangible assets	6,740	**6,233**
Others	746,818	**605,051**
Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	5,588,812	**4,430,100**

9.1 Employee benefit expenses

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Wages, salaries and bonuses	2,257,184	**1,360,061**
Other social security costs, housing benefits and other employee benefits	682,657	**769,145**
Pension costs — defined contribution plans	387,606	**381,102**
Share-based payment	259	**60**
	3,327,706	**2,510,368**

10. Credit impairment losses

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Loans to customers	4,051,437	**5,104,737**
Financing guarantee contracts	3,741,844	**3,402,985**
Financial assets at amortized cost	(778)	**(6,019)**
Accounts and other receivables and contract assets	64,145	**124,037**
Others	1,563	**28,498**
	7,858,211	**8,654,238**

11. Income tax expense

In December 2021, as part of its ongoing Base Erosion and Profit Shifting (BEPS) 2.0 Pillar Two initiative, the Organization for Economic Co-operation and Development (OECD) published Global Anti-Base Erosion (GloBE) Model Rules for a new global minimum tax regime. Subsequently, the OECD published various Administrative Guidance that provides further clarity on the Model Rules. In accordance with this rule, multinational enterprises (MNEs) that have consolidated financial statement revenue of at least €750 million in at least two of the four fiscal years preceding the testing fiscal year are required to pay corporate income tax at a minimum rate of 15%. Globally, jurisdictions are in various stages of enacting the Pillar Two global minimum tax into local law.

IAS 12 Income Taxes provides mandatory temporary exception from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two global minimum taxes. The Group has adopted and applied the temporary mandatory exception.

The Group operates in several jurisdictions, including: the Cayman Islands, the British Virgin Islands (BVI), Hong Kong, Indonesia, and Chinese Mainland. As a subsidiary of Ping An Insurance (Group) Company of China, Ltd. ("Ping An Group"), the Group is included in Ping An Group's assessment of the potential impact of the Pillar Two global minimum tax rules. Based on the Group's jurisdictions of operation, current financial information and the assessment performed to date, the Group does not expect a material exposure to Pillar Two income taxes for the six months ended June 30, 2026. The Group will continue to monitor the enactment and implementation of Pillar Two legislation in relevant jurisdictions and evaluate the potential impact on its future financial performance.

11. Income tax expense (Continued)

The following table sets forth the income tax expense/(credit) of the Group for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Current income tax expense	555,402	**995,816**
Deferred income tax expense/(credit)	454,533	**(987,009)**
	1,009,935	**8,807**

(a) Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c) Indonesia Income Tax

The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the six months ended June 30, 2025 and 2026.

(d) PRC Corporate Income Tax

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the six months ended June 30, 2025 and 2026, based on the existing legislation, interpretations and practices in respect thereof.

11. Income tax expense (Continued)

(e) PRC Withholding Tax

According to the Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies. The Group does not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued as of June 30, 2026.

(f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

12. Loss per share

(a) Basic loss per share is calculated by dividing the loss attributable to owners of the Group by the weighted average number of ordinary shares in issue during the periods excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Group.

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Loss attributable to owners of the Group	(767,235)	**(895,889)**
Weighted average number of ordinary shares in issue (in '000)	1,733,378	**1,733,378**
Basic loss per share (in RMB)	(0.44)	**(0.52)**
Basic loss per ADS (in RMB)	(0.88)	**(1.04)**

12. Loss per share (Continued)

(b) Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the six months ended June 30, 2025 and 2026, the Group had three categories of potential dilutive ordinary shares: convertible promissory note, share options and performance share units.

For the six months ended June 30, 2025 and 2026, potential ordinary shares issuable upon conversion of convertible promissory note, share options and performance share units were not included in the calculation of diluted loss per share, as the effect would have been anti-dilutive.

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Loss		
Loss attributable to owners of the Group	(767,235)	**(895,889)**
Net loss used to determine diluted earnings per share	(767,235)	**(895,889)**
Weighted average number of ordinary shares		
Weighted average number of ordinary shares in issue (in '000)	1,733,378	**1,733,378**
Diluted loss per share (in RMB)	0.44	**(0.52)**
Diluted loss per ADS (in RMB)	(0.88)	**(1.04)**

13. Cash at bank and restricted cash

	As of	
	December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Cash at bank		
Bank deposits	21,512,074	**18,623,389**
Balances with central bank	574,113	**589,524**
	22,086,187	**19,212,913**
Demand deposits		
RMB	8,328,901	**7,969,540**
USD	302,514	**125,957**
HKD	791,845	**602,092**
IDR	18,299	**15,365**
	9,441,559	**8,712,954**
Time deposits		
RMB	11,923,454	**9,745,363**
USD	697,045	**504,976**
HKD	27,103	**253,806**
	12,647,602	**10,504,145**
Less: Provision for impairment losses	(2,974)	**(4,186)**
	22,086,187	**19,212,913**

	As of	
	December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Restricted cash		
Cash from consolidated structured entities (a)	8,532,868	**6,661,310**
Deposits for borrowings (b)	8,429,044	**8,783,165**
Deposits held on behalf of platform investors (c)	739,294	**585,315**
Others (d)	1,333,948	**1,143,041**
	19,035,154	**17,172,831**

13. Cash at bank and restricted cash (Continued)

(a) Cash from consolidated structured entities represents cash held by the Group's consolidated structured entities either in core retail credit and enablement services or from investment products managed by third-party financial institutions where the Group is the sole investor.

(b) Deposits for borrowings are pledged for secured borrowings.

(c) As of December 31, 2025 and June 30, 2026, deposits held on behalf of platform investors represent funds received from platform investors whose withdrawals are in process according to the settlement schedule.

(d) Others mainly comprise unsettled service fees with cooperative banks.

14. Financial assets held under resale agreements

	As of December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Unlisted debt securities	1,459,837	**62,001**
Listed debt securities	117,001	**—**
Interest receivable	191	**2**
	1,577,029	**62,003**

As of December 31, 2025 and June 30, 2026, the past due principal amount of financial assets held under resale agreements was nil.

15. Financial assets at fair value through profit or loss

	As of December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Unlisted securities		
Debt securities (b)	12,458,331	**14,132,887**
Wealth management products	11,430,637	**9,664,056**
Mutual funds	2,900,488	**2,425,627**
Structured deposits	2,434,136	**1,713,400**
Private funds and other equity investments (a)	567,274	**578,717**
Trust plans	477,261	**471,256**
Other debt investments (a)	4,347,719	**4,311,748**
	34,615,846	**33,297,691**
Listed securities		
Debt securities (b)	32,474	**55,568**
Mutual funds	18,253	**5,596**
	34,666,573	**33,358,855**

(a) As of December 31, 2025 and June 30, 2026, the principal amount of financial assets at fair value through profit or loss amounting to RMB7,790 million and RMB7,784 million were past due, with carrying amounts of RMB3,601 million and RMB3,498 million, respectively.

(b) As of December 31, 2025 and June 30, 2026, the carrying amount of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market amounted to RMB1,030 million and RMB389 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2025 and June 30, 2026, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool amounted to RMB1,139 million and RMB1,538 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

For bond repurchase transactions through stock exchange, the Group is required to deposit certain exchange traded bonds and/or bonds transferred under pledged repurchase transactions with fair value converted at a standard rate pursuant to stock exchange's regulation no less than the balance of related repurchase transactions into a collateral pool.

16. Financial assets at fair value through other comprehensive income

	As of December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Unlisted securities		
Treasury bills	828,241	**536,591**
Certificates of deposits	2,067,547	**3,411,990**
Other debt securities	72,363	**332,617**
	2,968,151	**4,281,198**
Listed securities		
Treasury bills	2,720,557	**2,782,432**
Certificates of deposits	—	**24,020**
Other debt securities	493,521	**719,886**
	6,182,229	**7,807,536**

(a) As of December 31, 2025 and June 30, 2026, the carrying amount of treasury bills pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group amounted to RMB 136 million and RMB 435 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

(b) As of December 31, 2025 and June 30, 2026, the past due principal amounts of financial assets at fair value through other comprehensive income were nil.

17. Financial assets at amortized cost

	As of December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Unlisted debt investments	1,344,213	**1,534,445**
Listed debt investments	—	**529,578**
Interest receivable	32,373	**32,373**
	1,376,586	**2,096,396**
Less: Provision for impairment losses	(1,376,586)	**(1,370,567)**
	—	**725,829**
Expected credit loss rate	100.00%	**65.38%**

17. Financial assets at amortized cost (Continued)

(a) The following table sets forth the movements of gross carrying amount of financial assets at amortized cost for the six months ended June 30, 2026:

For the six months ended June 30, 2026	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of December 31, 2025 (Audited)	—	—	1,376,586	1,376,586
New financial assets originated or purchased	725,848	—	—	725,848
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	—	—	(6,038)	(6,038)
As of June 30, 2026 (Unaudited)	725,848	—	1,370,548	2,096,396

(b) The following table sets forth the movements of ECL allowance for the six months ended June 30, 2026:

For the six months ended June 30, 2026	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of December 31, 2025 (Audited)	—	—	1,376,586	1,376,586
New financial assets originated or purchased	19	—	—	19
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	—	—	(6,038)	(6,038)
As of June 30, 2026 (Unaudited)	19	—	1,370,548	1,370,567

18. Accounts and other receivables and contract assets

	As of	
	December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Contract acquisition cost (c)	1,158,907	**950,220**
Receivables from core retail credit and enablement service	867,172	**789,604**
Receivables from external payment service providers (a)	993,126	**334,862**
Receivables from guarantee arrangements	374,828	**303,582**
Trust statutory deposits (b)	359,658	**268,482**
Recovery receivables	154,106	**173,651**
Other deposits	248,121	**170,421**
Receivables from account management service	48,438	**143,474**
Receivables from other technology platform-based service	40,725	**38,440**
Receivables from ADS income	21,077	**11,843**
Others	157,418	**238,557**
Less: Provision for impairment losses (d)	(183,444)	**(163,274)**
	4,240,132	**3,259,862**

(a) The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b) The balances represent cash deposited with China Trust Protection Fund Co., Ltd. as required by trust regulations.

(c) As of June 30, 2026 and December 31, 2025, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

18. Accounts and other receivables and contract assets (Continued)

(d) The following table sets forth the movements in the provision for impairment losses:

	For the six months ended June 30, 2026 RMB'000
At the beginning of the period (Audited)	**183,444**
Impairment losses	**124,037**
Write-offs	**(189,813)**
Recovery of receivables written off previously	**45,606**
At the end of the period (Unaudited)	**163,274**

(e) The loss allowance as of June 30, 2026 was mainly determined against receivables from core retail credit and enablement service, other technology platform-based service and guarantee arrangements, as follows:

As of December 31, 2025	Current (Audited) RMB'000	1–90 days past due (Audited) RMB'000	Over 90 days past due (Audited) RMB'000	Total (Audited) RMB'000
Receivables from core retail credit and enablement service	784,000	35,972	47,200	867,172
Receivables from other technology platform-based service	40,725	—	—	40,725
Receivables from guarantee arrangements	276,301	46,666	51,861	374,828
Loss allowance	(20,838)	(68,290)	(94,316)	(183,444)
	1,080,188	14,348	4,745	1,099,281

18. Accounts and other receivables and contract assets (Continued)

(e) The loss allowance as of June 30, 2026 was mainly determined against receivables from core retail credit and enablement service, other technology platform-based service and guarantee arrangements, as follows: (Continued)

As of June 30, 2026	Current	1–90 days past due	Over 90 days past due	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000
Receivables from core retail credit and enablement service	**718,273**	**29,049**	**42,282**	**789,604**
Receivables from other technology platform-based service	**38,440**	**—**	**—**	**38,440**
Receivables from guarantee arrangements	**215,909**	**38,518**	**49,155**	**303,582**
Loss allowance	**(18,146)**	**(57,348)**	**(87,780)**	**(163,274)**
	954,476	**10,219**	**3,657**	**968,352**

19. Loans to customers

	As of	
	December 31, 2025	**June 30, 2026**
	(Audited)	**(Unaudited)**
	RMB'000	**RMB'000**
Loans originated by consolidated trust plans	38,030,617	**32,283,995**
Loans originated by financial institutions	74,412,773	**80,780,060**
	112,443,390	**113,064,055**
Interest receivable	1,168,678	**1,186,904**
Less: Provision for impairment losses	(11,321,094)	**(12,006,928)**
Stage 1	(5,498,010)	**(5,530,020)**
Stage 2	(2,663,206)	**(2,588,805)**
Stage 3	(3,159,878)	**(3,888,103)**
	102,290,974	**102,244,031**
Expected credit loss rate	9.96%	**10.51%**

(a) As of December 31, 2025 and June 30, 2026, loans amounting to RMB10,008 million and RMB10,620 million were covered by credit enhancement provided by credit enhancement providers, respectively. Of these amounts, loans amounting to RMB1,285 million and RMB240 million as of December 31, 2025 and June 30, 2026, respectively, were covered by credit insurance provided by a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and enter into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers.

(b) For the six months ended June 30, 2026, the amounts of concession provided to customers were not material.

19. Loans to customers (Continued)

(c) The following table sets forth the movements of the gross carrying amount of loans to customers for the six months ended June 30, 2026:

For the six months ended June 30, 2026	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of December 31, 2025 (Audited)	106,120,462	3,583,895	3,907,711	113,612,068
New loans originated	81,835,960	—	—	81,835,960
Transfers				
— *From stage 1 to stage 2*	(7,094,841)	7,094,841	—	—
— *From stage 2 to stage 1*	632,729	(632,729)	—	—
— *From stage 2 to stage 3*	—	(5,815,895)	5,815,895	—
— *From stage 3 to stage 2*	—	4,068	(4,068)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(75,202,497)	(1,002,633)	(201,295)	(76,406,425)
Write-offs	—	—	(4,790,644)	(4,790,644)
As of June 30, 2026 (Unaudited)	106,291,813	3,231,547	4,727,599	114,250,959

(d) The following table sets forth the movements of ECL allowance for the six months ended June 30, 2026:

For the six months ended June 30, 2026	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of December 31, 2025 (Audited)	5,498,010	2,663,206	3,159,878	11,321,094
New loans originated	1,641,570	—	—	1,641,570
Transfers				
— *From stage 1 to stage 2*	(343,963)	343,963	—	—
— *From stage 2 to stage 1*	377,995	(377,995)	—	—
— *From stage 2 to stage 3*	—	(5,014,003)	5,014,003	—
— *From stage 3 to stage 2*	—	3,063	(3,063)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(2,403,761)	(659,686)	(270,122)	(3,333,569)
Remeasurements	760,169	5,630,257	406,310	6,796,736
Write-offs	—	—	(4,790,644)	(4,790,644)
Recovery of loans written off previously	—	—	371,741	371,741
As of June 30, 2026 (Unaudited)	5,530,020	2,588,805	3,888,103	12,006,928

(e) As of December 31, 2025 and June 30, 2026, the proportion of loans and advances issued by the Group to customers conducted in the Chinese Mainland was 97% and 97%, respectively.

20. Borrowings

	As of	
	December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Secured		
— Bank borrowings (a)	8,227,300	**7,441,700**
Unsecured		
— Bank borrowings (b)	54,890,796	**57,548,266**
	63,118,096	**64,989,966**
Interest payable	417,817	**383,974**
Total borrowings	63,535,913	**65,373,940**

(a) As of June 30, 2026, outstanding bank borrowings were secured by pledged deposits, amounting to RMB7,441.7 million (December 31, 2025: RMB8,227.3 million). The terms of the borrowings are twelve months, whose interest rates range from 2.135% to 3.10% per annum (December 31, 2025: 2.135% to 3.10%).

(b) The following table sets forth the range of interest rates per annum for borrowings as of December 31, 2025 and June 30, 2026:

	As of	
	December 31, 2025 (Audited)	**June 30, 2026 (Unaudited)**
Bank borrowings — fixed rate	1.65%–4.20%	**1.70%–3.80%**
Bank borrowings — floating rate	3.35%–6.39%	**3.60%**

21. Customer deposits

	As of	
	December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Current and saving deposits	427,529	**636,808**
Fixed deposits	9,029,405	**11,169,391**
	9,456,934	**11,806,199**

22. Accounts and other payables and contract liabilities

	As of	
	December 31, 2025	**June 30, 2026**
	(Audited)	**(Unaudited)**
	RMB'000	**RMB'000**
Employee benefits payables	3,322,074	**2,433,511**
Payable for purchased assets	1,219,032	**1,076,948**
Contract liabilities from retail credit and enablement service	602,765	**664,531**
Tax payable	494,042	**475,417**
Payable to cooperation banks (a)	537,978	**403,276**
Other deposits payable	387,371	**207,314**
Payable to external suppliers (b)	125,057	**80,657**
Trust management fee payable (b)	14,606	**30,914**
Others (c)	854,137	**1,072,641**
	7,557,062	**6,445,209**

(a) Payable to cooperative banks is related to deposit received from bank customers.

(b) As of December 31, 2025 and June 30, 2026, the aging of payable to external suppliers and trust management fee payable was within 1 year.

(c) Others mainly comprise advances from customers and clearing and settlement payables.

23. Financing guarantee liabilities

(a) The following table sets forth the movements of the gross carrying amount of financing guarantee contracts for the six months ended June 30, 2026:

For the six months ended June 30, 2026	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of December 31, 2025 (Audited)	65,376,106	2,094,102	—	67,470,208
New guarantee contracts originated	18,757,552	—	—	18,757,552
Transfers				
— *From stage 1 to stage 2*	(4,600,175)	4,600,175	—	—
— *From stage 2 to stage 1*	618,666	(618,666)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(26,714,264)	(4,371,431)	—	(31,085,695)
As of June 30, 2026 (Unaudited)	53,437,885	1,704,180	—	55,142,065

(b) The following table sets forth the movements of ECL allowance of financing guarantee contracts for the six months ended June 30, 2026:

For the six months ended June 30, 2026	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of December 31, 2025 (Audited)	3,796,824	1,850,519	—	5,647,343
New guarantee contracts originated	440,120	—	—	440,120
Transfers				
— *From stage 1 to stage 2*	(358,755)	358,755	—	—
— *From stage 2 to stage 1*	540,484	(540,484)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(1,478,752)	(3,932,193)	—	(5,410,945)
Remeasurements	663,372	3,753,800	—	4,417,172
As of June 30, 2026 (Unaudited)	3,603,293	1,490,397	—	5,093,690

24. Financial assets sold under repurchase agreements

	As of	
	December 31, 2025	**June 30, 2026**
	(Audited)	**(Unaudited)**
	RMB'000	**RMB'000**
Principal	1,661,960	**1,412,273**
Accrued interest	48	**28**
	1,662,008	**1,412,301**

25. Related parties and related party transactions

In addition to the previous notes, the following significant transactions were carried out between the Group and its related parties during the six months ended June 30, 2025 and 2026.

(a) Name and relationship with a related party

The following table sets forth the major related party which has major transactions with the Group during the six months ended June 30, 2025 and 2026:

	Name of related party	Relationship with the Company
From July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Ultimate controlling shareholder of the Company and its subsidiaries

25. Related parties and related party transactions (Continued)

25.1 Significant transactions with related parties

The following are the significant related party transactions and balances during the period and as of the period end:

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	RMB'000	**RMB'000**
Technology platform-based income	37,049	**24,589**
Other income	570,672	**413,135**
Investment income	10,813	**—**
Interest income	110,008	**37,540**
Interest expenses	10,375	**14,902**
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses	679,562	**550,776**
Other gain — net	304	**187**

Technology platform-based income

Ping An Group's subsidiaries offer financial products available on the Group's technology platform. Fees are collected and recognized from Ping An Group's subsidiaries upon successful facilitation.

Other income

Other income mainly comprises income from the account management services provided by the Group to Ping An Group's subsidiaries. The Group generally receives the service fees monthly primarily based on the performance of the underlying loans managed by the Group for Ping An Group's subsidiaries.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group's subsidiaries.

25. Related parties and related party transactions (Continued)

25.1 Significant transactions with related parties (Continued)

Interest income

Ping An Group's subsidiaries provide deposit services to the Group. Interest income mainly consists of the interest received from Ping An Group's subsidiaries for the deposits, and is calculated based on the effective interest rates on the outstanding balances.

Interest expenses

Interest expenses, recognized in net interest income and finance cost, mainly consist of interest paid for borrowings from Ping An Group's subsidiaries. These borrowings were used to provide funding for on-balance sheet loans under the Group's retail credit and enablement business. Interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group and its subsidiaries provides a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian services; (3) office premise rental services; (4) technology support; and (5) human resources support. The Group, in return, pays service fees to Ping An Group and its subsidiaries. The precise scope of services, service fees calculation, method of payment and other details of the service arrangements are agreed between the relevant parties separately.

The service fees paid by the Group to Ping An Group's subsidiaries are determined through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group's internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

Other gain — net

Other gain — net mainly consist of foreign exchange gains due to the foreign exchange swaps provided by Ping An Group's subsidiaries.

Cash

A portion of cash on demand and term deposits is held with Ping An Group's subsidiaries, including some of those deposits being in foreign currencies.

25. Related parties and related party transactions (Continued)

25.1 Significant transactions with related parties (Continued)

Leases

Part of the right-of-use assets and lease liabilities are rented from Ping An Group's subsidiaries, and are used as workplace.

Convertible promissory notes payable

Ping An Group's subsidiaries also held a convertible promissory note issued by the Company.

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, wealth management products and corporate bonds managed and/or issued by Ping An Group's subsidiaries.

Other transactions

The Group acquired non-performing assets from subsidiaries of Ping An Group through 11 trust plans managed by a third-party trust company in the year 2023 and 2024. The Group recognized losses of RMB126 million and RMB95 million for the six months ended June 30, 2025 and 2026, respectively, for the total non-performing assets acquired from subsidiaries of Ping An Group through 11 trust plans.

On April 23, 2025, the Group entered into a loss sharing agreement with Shanghai Lufax Fund Sales Co., Ltd. ("Lufunds") regarding the historical acquisition of non-performing assets amounting to RMB1,372 million. Pursuant to the agreement, Lufunds bears 70% of the associated losses. A gain amounting to RMB79 million in respect of the fair value of the agreement were recognized for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB784 million).

25. Related parties and related party transactions (Continued)

25.2 Balances with related parties

The following are the significant related party balances with Ping An Group and its subsidiaries as of period end:

	As of	
	December 31, 2025 (Audited) RMB'000	**June 30, 2026 (Unaudited) RMB'000**
Cash	6,493,443	**4,295,980**
Restricted cash	3,986,060	**4,115,340**
Accounts and other receivables and contract assets and other assets (i)	1,071,570	**421,699**
Accounts and other payables and contract liabilities and other liabilities (i)	1,658,352	**2,056,601**
Borrowings	1,520,258	**1,500,158**
Payable to platform investors, accounts and other payables and contract liabilities and other liabilities (i)	3,910	**3,910**

(i) The balances with related parties were unsecured, interest-free and repayable on demand. These non-trade balances with related parties were mainly for treasury management purposes which are collectable or repayable on demand or within one year.

26. Contingent liability

Owing to the nature of the Group's related business, the Group is involved in contingencies and legal proceedings in the ordinary course of business, including, but not limited to, being the plaintiff or the defendant in litigations and arbitrations. The Group may also be subject to class actions, regulatory and government investigations, including but not limited to compliance with anti-corruption and anti-bribery laws, trade sanctions laws and export control laws. Such matters could be developed into legal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Group's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

Many of these matters are also highly complex. It is therefore inherently difficult to predict the magnitude or scope of potential future losses arising from these matters. No provision has been made for pending assessments, litigation, potential contractual breaches, regulatory and government investigations and actions where the outcome cannot be reasonably estimated or where management considers the likelihood of loss to be low or remote. With respect to pending litigation, management believes that any resulting liabilities would not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

27. Segment report

For the period 1 January to 30 June 2026, there were no changes to reportable segments. Although the digital banking business no longer meets the quantitative thresholds, the segment continues to be presented as a reportable segment, given that it was identified as a reportable segment in the immediately preceding period and is of continuing significance. The segment information is presented as follows:

Lending-related business	— Retail credit and enablement, consumer finance loan
Digital banking business	— Retail banking and SME banking

The principal executive officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. However, withholding taxes are managed on a group basis and are not allocated to operating segments.

No revenue from transactions with a single external customer or counterparty amounted to 10% or more of the Group's total revenue for the six months ended June 30, 2025 and 2026.

27. Segment report (Continued)

For the six months ended June 30, 2025	Lending-related business (Unaudited) RMB'000	Digital banking business (Unaudited) RMB'000	Others and eliminations (Unaudited) RMB'000	Consolidated (Unaudited) RMB'000
Service income	6,418,533	744	(8,577)	6,410,700
External customers	6,411,061	744	(1,105)	6,410,700
Inter-segment	7,472	—	(7,472)	—
Net interest income	6,355,888	48,586	203	6,404,677
Investment income/(losses)	1,283,450	24,915	(39,493)	1,268,872
Total income	14,057,871	74,245	(47,867)	14,084,249
Sales and marketing expenses	(1,982,983)	(32,891)	4,796	(2,011,078)
General and administrative expenses	(781,554)	(26,027)	(147,627)	(955,208)
Operation and servicing expenses	(1,976,852)	(50,218)	1,340	(2,025,730)
Technology and analytics expenses	(430,485)	(37,230)	7,085	(460,630)
Credit impairment losses	(7,828,945)	(29,937)	671	(7,858,211)
Depreciation and amortization	(127,225)	(6,927)	(2,014)	(136,166)
Others	133,178	10,840	(290,284)	(146,266)
Total expenses	(12,994,866)	(172,390)	(426,033)	(13,593,289)
Segment profit/(loss) before taxation	1,063,005	(98,145)	(473,900)	490,960
Income tax expense	(378,248)	—	(631,687)	(1,009,935)
Segment profit/(loss)	684,757	(98,145)	(1,105,587)	(518,975)

As of December 31, 2025	Lending-related business (Audited) RMB'000	Digital banking business (Audited) RMB'000	Others and eliminations(a) (Audited) RMB'000	Consolidated (Audited) RMB'000
Total assets	200,937,283	11,194,673	(4,017,309)	208,114,647
Total liabilities	119,523,801	10,059,051	(3,509,280)	126,073,572

27. Segment report (Continued)

For the six months ended June 30, 2026	Lending-related business (Unaudited) RMB'000	Digital banking business (Unaudited) RMB'000	Others and eliminations (Unaudited) RMB'000	Consolidated (Unaudited) RMB'000
Service income	5,038,320	6,160	(18,600)	5,025,880
External customers	5,020,186	5,776	(82)	5,025,880
Inter-segment	18,134	384	(18,518)	—
Net interest income	6,943,622	(4,952)	101	6,938,771
Investment income/(losses)	398,962	127,664	(2,120)	524,506
Total income	12,380,904	128,872	(20,619)	12,489,157
Sales and marketing expenses	(1,597,651)	(55,176)	524	(1,652,303)
General and administrative expenses	(389,167)	(19,541)	(91,070)	(499,778)
Operation and servicing expenses	(1,704,242)	(61,370)	18,870	(1,746,742)
Technology and analytics expenses	(370,629)	(47,259)	(965)	(418,853)
Credit impairment losses	(8,638,419)	(15,067)	(752)	(8,654,238)
Depreciation and amortization	(103,958)	(6,550)	(1,916)	(112,424)
Others	55,626	45,479	(191,386)	(90,281)
Total expenses	(12,748,440)	(159,484)	(266,695)	(13,174,619)
Segment loss before taxation	(367,536)	(30,612)	(287,314)	(685,462)
Income tax expense	(8,967)	—	160	(8,807)
Segment loss	(376,503)	(30,612)	(287,154)	(694,269)

As of June 30, 2026	Lending-related business (Unaudited) RMB'000	Digital banking business (Unaudited) RMB'000	Others and eliminations (Unaudited) RMB'000	Consolidated (Unaudited) RMB'000
Total assets	191,847,414	13,618,660	(2,766,231)	202,699,843
Total liabilities	112,706,845	12,578,433	(4,033,625)	121,251,653

(a) Others and eliminations mainly represented the Group's assets, liabilities, income and expenses that are held or incurred for corporate function; or unable to be allocated to a segment on a reasonable basis.

28. Events after reporting date

As of 18 August 2026, there are no events after the reporting date that require disclosure in these financial statements.

DEFINITIONS

"2014 Share Incentive Plan"	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023
"2019 Performance Share Unit Plan"	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023
"ADS(s)"	American Depositary Shares, every one representing two Shares
"An Ke Technology"	An Ke Technology Company Limited (安科技術有限公司), a company with limited liability incorporated in Hong Kong on June 9, 2014, and is one of our controlling shareholders
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "we", "us", or "our"	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)
"Consolidated Affiliated Entity(ies)"	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time

"Depositary"	Citibank, N.A., depositary bank of the ADSs
"Director(s)"	the director(s) of the Company
"DPD 30+ delinquency rate"	the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans
"DPD 90+ delinquency rate"	the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans
"Group", "the Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"HKD" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Independent Third Party(ies)"	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules
"Listing Date"	April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange
"Listing Document"	the listing document issued by the Company on April 11, 2023 in connection with the listing of the Shares on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Lufunds"	Shanghai Lufax Fund Sales Co., Ltd and its operations under the application named Lufunds (陆基金) for fund service application
"NYSE"	the New York Stock Exchange
"outstanding balance of loans"	the total principal amount outstanding at the end of the given period for loans we enabled

"Ping An Convertible Promissory Notes"	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, part of which was subsequently transferred to An Ke Technology, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022
"Ping An Digital Bank"	Ping An Digital Bank (formerly known as PAObank and Ping An OneConnect Bank (Hong Kong) Limited), a licensed bank registered under the Hong Kong Banking Ordinance, which is a wholly-owned subsidiary of the Company
"Ping An Financial Technology"	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008, and one of our controlling shareholders
"Ping An Group"	Ping An Insurance and its subsidiaries
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險（集團）股份有限公司), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318 (HKD counter) and 82318 (RMB counter)), and is one of our controlling shareholders
"Ping An Overseas Holdings"	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外（控股）有限公司), a company with limited liability incorporated in Hong Kong on October 24, 1996, and one of our controlling shareholders
"Pre-IPO Treasury Shares"	shares underlying the ADS repurchased by the Company from the open market before its listing on the Stock Exchange pursuant to the share repurchase programs of the Company and shares issued to the depositary before the listing of the Company on the Stock Exchange for bulk issuance of the ADS reserved for further issuances upon the exercise or vesting of options or awards granted under a share incentive plan
"Reporting Period"	the six months ended June 30, 2026
"RMB" or "Renminbi"	Renminbi, the lawful currency of China

"SBOs"	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations
"Scrip Dividend Scheme"	the scrip dividend scheme proposed by the board of directors of the Company which offers the Shareholders and holders of ADSs a scrip dividend alternative, further details of which were set out in the scrip dividend circular dated June 12, 2024
"SEC"	the Securities and Exchange Commission of the United States
"SFO" or "Securities and Futures Ordinance"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Incentive Plans"	the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan
"SMBs"	small and micro businesses, typically with fewer than 50 employees and less than RMB30 million of annual income
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it under the Listing Rules
"treasury shares"	Shares repurchased and held by an issuer in treasury, as authorised by the laws of the issuer's place of incorporation and its articles of association or equivalent constitutional documents which, for the purpose of the Listing Rules, include shares repurchased by an issuer and held or deposited in CCASS for sale on the Stock Exchange
"United States"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"%"	per cent

陆金所控股

LUFAX